Consent of Independent Auditor

We hereby consent to the incorporation by reference in this Registration Statement on Form 40-F of Mako Mining Corp. of our report dated April 10, 2025 relating to the consolidated financial statements of Mako Mining Corp., which appears in Exhibit 99.6 to this Registration Statement.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants
Vancouver, British Columbia

Canada

March 18, 2026